Exhibit 99.1

Mountain Province Diamonds Announces Third Quarter and Nine Months Ended September 30, 2019 Results and Updates Full Year 2019 Guidance

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Nov. 5, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and NASDAQ: MPVD) today announces its financial and operating results for the third quarter ("the Quarter" or "Q3 2019") and nine months ended September 30, 2019.  The Company also provides an update to its full year 2019 guidance.  All figures are expressed in Canadian dollars unless otherwise noted.

Revised 2019 guidance

  The Company increases its full year 2019 production guidance from 3.2 – 3.3 million tonnes processed to 3.3 – 3.4 million tonnes processed.
  The Company narrows its full year 2019 production guidance from 6.6 – 6.9 million carats to 6.7 – 6.8 million carats (100% basis).
  The Company also reduces its full year 2019 cost guidance from $110 - $120 per tonne treated to $95 - $105 per tonne treated.
  The Company reiterates its cost guidance of $50 - $54 per carat recovered.

Operational highlights for Q3 2019

  11,742,138 total tonnes mined, a 1% increase on comparable period (Q3 2018: 11,592,000), and an 8% increase from previous quarter (Q2 2019: 10,865,263).
  890,325 tonnes of ore treated, a 17% increase from comparable quarter (Q3 2018: 759,000 tonnes), and a 1% increase from previous quarter (Q2 2019: 882,374).
  1,528,494 carats recovered at an average grade of 1.72 carats per tonne, 16% lower than comparable quarter (Q3 2018: 1,819,000 carats at 2.40 carats per tonne), and 12% lower than the previous quarter (Q2 2019: 1,730,147 carats at 1.96 carats per tonne). As previously announced, the ongoing plant modifications to change the bottom cut off and increase daily throughput have progressed well and the plant is performing above expectations, consistently achieving higher daily throughputs. Extreme and prolonged cold weather conditions encountered during the earlier part of the year caused delays in the mine plan schedule, as access to the planned higher-grade blocks of the orebody were limited. In addition, higher plant throughput capability as a result of the ongoing plant modifications, required the processing of all available ore sources, which mostly consisted of lower grade ore tonnes, all of which are reflected in the lower grades and carats recovered in Q2 and Q3 2019 results. The current quarter (Q4 2019) is trending positively as access to higher grade blocks has been re-established with record carat production achieved in October.

Financial highlights for Q3 2019

  791,252 carats sold at an average value of $69 per carat (US$52.5 per carat) for total proceeds of $54.8 million (US$41.6 million) in comparison to 788,842 carats sold at an average value of $95 per carat (US$72.5 per carat) for total proceeds of $74.9 million (US$57.2 million) in Q3 2018.
  Adjusted EBITDA1 amounted to $10.6 million ($37.9 million in Q3 2018).
  Loss from mine operations amounted to $6.1 million (earnings from mine operations $25.2 million in Q3 2018).
  Cash balance as of September 30, 2019 was $28.3 million (post purchase of secured notes payable of $13.2 million) and net working capital of $93.2 million (2018: $92 million), with US$50 million revolving credit facility remaining undrawn.
  During the three months ended September 30, 2019, $13.2 million Canadian dollar equivalent of secured notes payable (US$10 million) were purchased by the Company.
  Cash costs of $90 per tonne treated and $53 per carat recovered, include capitalized stripping costs1 ($88 per tonne treated and $37 per carat recovered in Q3 2018).
  Net loss was $25.8 million or $0.12 loss per share (net income $17.5 million or $0.08 earnings per shared in Q3 2018).  Included in the determination of net loss for the three months ended September 30, 2019 are unrealized foreign exchange losses of $3.1 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange losses are a result of the relative weakening of the Canadian dollar versus the US dollar in the quarter.
[1]Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's September 30, 2019 MD&A for explanation and reconciliation.

Operational highlights for the nine months ended September 30, 2019

  32.1 million total tonnes mined, 7% increase on comparable period (September 30, 2018: 30.1 million tonnes).
  2,644,000 tonnes of ore treated, 8% increase from comparable period (September 30, 2018: 2,443,000 tonnes).
  4,843,000 carats recovered at an average grade of 1.83 carats per tonne, (September 30, 2018: 5,391,000 carats and 2.21 carats per tonne). The grade variance year-over-year is primarily due to the mining and processing of lower grade ore tonnes from the 5034 South West Corridor (SWC), in addition to larger volumes of ore tonnes mined and treated from the 5034 Center Lobe, which is the lowest grade part of the 5034 kimberlite. Weather and equipment related challenges faced during the winter months further affected the mine sequencing for 2019, however, the shortfall in ore tonnes mined for the year will be recovered in 2019, with the ability to feed the plant with higher grade ore for the remainder of the year.

Financial highlights for the nine months ended September 30, 2019

  Total sales revenue of $211 million (US$159 million) compared to $240 million in 2018 (US$186 million) at an average realised value of $84 per carat (US$63) 2018: $99 per carat, (US$77).
  Adjusted EBITDA2 of $69.4 million down 38% (2018: $112.5 million).
  Earnings from mine operations down 68% to $21.8 million (2018: $68.3 million).
  Cash costs of production, including capitalized stripping costs2 of $103 per tonne treated (2018: $94 per tonne) but lower than our guidance of $110-$120 per tonne, and $56 per carat recovered (2018: $42 per carat).
  $13.2 million Canadian dollar equivalent of secured notes payable (US$10 million) were purchased by the Company.
  Net loss was $13.0 million or $0.06 loss per share (2018: net income $11.2 million or $0.06 earnings per share). Included in the determination of net loss for the nine months ended September 30, 2019 are unrealized foreign exchange gains of $13 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange gains are a result of the strengthening of the Canadian dollar versus US dollar.
  Capital expenditures were $25 million, $19.4 million of which were deferred stripping costs, with the remaining $5.6 million accounting for sustaining capital expenditures related to mine operations.
[2]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's September 30, 2019 MD&A for explanation and reconciliation.

Market highlights for the nine months ended September 30, 2019

The Company's year to date sales results are based on seven full sales and partial payment received for sale #8, due to timing of the last sale in relation to the close of Q3 2019 financial reporting period.  Full payment for sale #8 has been received and the remaining balance will be reflected in the sales results in Q4 2019.

The Company's medium to long term outlook for rough diamonds remains positive.  The major producers have reported lower levels of sales in recent months, and this is helping normalise inventory levels in the cutting centers.  In addition, anticipated mine closures over the next 12 – 18 months should also help improve the supply and demand balance in the market.  More importantly, consumer confidence and spending, particularly in the US, which makes up for 40 – 50% of the overall diamond jewelry market, is still strong.

Year to date summary

The Company's production results reflect 32 million total tonnes mined, 7% higher than the same period last year.  Total carats recovered and grade were 10% and 17% lower than the same period last year, slightly below the Company's expectations. The lower grade and carats recovered year to date, as stated in previous announcements, are driven by the grade and carats associated with the source of ore feed for each period.  The lower grade and carats recovered in 2019, is primarily due to the mining and processing of lower grade ore tonnes from the 5034 South West Corridor (SWC), in addition to larger volumes of ore tonnes mined and treated from the 5034 Center Lobe, which is the lowest grade part of the 5034 kimberlite.  Weather and equipment related challenges faced during the winter months further affected the mine sequencing for 2019 and limited the operations ability to optimize the blend of the feed to the plant.  The shortfall in higher grade and quality ore tonnes mined for the year will be recovered in 2019, with the ability to feed the plant with higher grade ore.

Year to date, the plant has treated 2,644,000 tonnes, 8% higher than 2,443,000 tonnes treated in the comparable period last year.  Year to date, the plant has produced over 4.8 million carats at an average grade of 1.83 carats per tonne, 10% and 17% lower respectively in comparison to 5.4 million carats at an average grade of 2.21 carats per tonnes during the same period last year, and slightly below the Company's plans at September 30th, 2019.  Lower grades were expected in 2019 due to mine sequencing and ongoing plant modifications, but weather and equipment related delays encountered during the winter months caused unforeseen changes in mining operations which limited access to higher grade ore blocks and put additional pressure on grade performance.  Despite these challenges, and as a result of higher mining tonnes and plant throughput, the Company fully expects to deliver its guidance of 6.7 – 6.8 million carats for fiscal year 2019.

The financial results are in line with the Company's expectations, with cash costs coming in at $103 per tonne treated and $56 per carat recovered in comparison to the full year 2019 cost guidance of $110 - $120 per tonne treated and $50 - $54 per carat recovered. Year to date costs per tonne treated are below the guidance range.  However, cost per carat recovered is slightly higher than 2019 cost guidance, and mainly due to lower grades achieved in Q3 2019.

Mountain Province President and CEO Stuart Brown commented:

"2019 was always going to be a difficult year in the Life of Mine Plan due to the fact that we were largely mining the lower grade and quality areas of Hearne and 5034 South West Corridor (SWC).  Operational delays encountered in the first half of the year further impacted our ability to find a better blend of feed to the plant as shown by grade underperformance year to date.  Despite this we expect 2019 to finish ahead of expectations and achieve all our guidance metrics.  With the exception of the grade for the most recent quarter, GK is performing to plan and all other mining and processing metrics are trending higher on a year over year basis.  The GK mine has extracted 7% more total tonnes and the plant has treated 8% more tonnes than what was achieved in the same period last year.  Q4 2019 is also trending positively, as access to the higher-grade blocks of the orebody has been re-established.

The Company's diamond sales were in line with expectations considering the expected poorer product mix; which is a creditable performance given the challenging rough diamond market.  The rough diamond market remains tight. The Company's medium to long-term view of the market remains positive. The major producers have seen reduced levels of sales in their recent rough diamond sales events and this, together with the closure of older mines, should have a positive effect on the supply side of the market in 2020 and beyond and should help to restore confidence across the diamond pipeline. At Mountain Province Diamonds, the focus of our efforts will be the continuous improvement of our operations and maximizing free cash flow generation."

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine ("GK mine") in the three and nine months ended September 30, 2019 and 2018.

		Three months ended	Three months ended	Nine months ended	Nine months ended
		September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,004	1,155	2,356	2,237
*Waste tonnes mined	kilo tonnes	10,738	10,437	29,779	27,841
*Total tonnes mined	kilo tonnes	11,742	11,592	32,135	30,078
*Ore in stockpile	kilo tonnes	274	634	274	634

Processing
*Ore tonnes treated	kilo tonnes	891	759	2,644	2,443
*Average plant throughput	tonnes per day	9,900	8,433	9,721	8,949
*Average diamond recovery	carats per tonne	1.71	2.40	1.83	2.21
*Diamonds recovered	000's carats	1,528	1,819	4,843	5,391
Approximate diamonds recovered - Mountain Province	000's carats	749	891	2,373	2,642
Cash costs of production per tonne, net of capitalized stripping **		$86	70	89	77
Cash costs of production per tonne of ore, including capitalized stripping**		$90	88	103	94
Cash costs of production per carat recovered, net of capitalized stripping**		$50	29	48	35
Cash costs of production per carat recovered, including capitalized stripping**		$53	37	56	42

Sales
Approximate diamonds sold - Mountain Province***	000's carats	791	789	2,512	2,430
Average diamond sales price per carat	US	$53	$73	$63	$77

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's September 30, 2019 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Nine months ended	Nine months ended
(in thousands of Canadian dollars, except where otherwise noted)		September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Sales		$54,832	74,852	211,302	240,492
Carats sold	000's carats	791	789	2,512	2,430
Average price per carat sold	$/carat	69	95	84	99
Cost of sales per carat*	$/carat	77	63	75	71
(Loss) earnings from mine operations per carat		$(8)	32	9	28
(Loss) earnings from mine operations	%	(11%)	34%	11%	28%
Selling, general and administrative expenses		$2,782	3,178	8,822	10,519
Operating (loss) income		$(11,149)	19,952	5,252	51,244
Net (loss) income for the period		$(25,785)	17,483	(13,033)	11,270
Basic and diluted (loss) earnings per share		$(0.12)	0.08	(0.06)	0.06

* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers Canada

Conference Call

Full details of the financial and operating results for the quarter ended September 30, 2019 are described in Mountain Province's unaudited condensed consolidated interim financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Mountain Province are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the unaudited condensed consolidated interim financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Wednesday, November 6, 2019, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the webcast and audio call will also be available on the Company's website.

Q3 2019 Conference Call Dial-In Details:

Title: Mountain Province Diamonds Inc Q3 Earnings Conference Call
Conference ID: 4584265
Date of call: 11/06/2019
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://edge.media-server.com/mmc/p/jb4zyipd

Participant Toll-Free Dial-In Number: (866) 300-0510
Participant International Dial-In Number: (636) 812-6656

A replay of the webcast and audio call will be available on the Company's website

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of various diamondiferous kimberlites, four of which are being developed and mined under the current mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Corp Dev & Tech Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 05-NOV-19